Exhibit (a)(1)(N)

Notice of No Election

August __, 2003

[Employee Name]                               Employee ID:
[Address]
[Address]
[Address]

      On Wednesday, August 27, 2003, the RadiSys Corporation Stock Option Exchange Program (the "Exchange Program") expired. Our records show that you did not make an election to exchange any of your eligible options pursuant to the Exchange Program. Because you did not make an election during the offer period, the Exchange Program did not alter your option grants.

      If you have questions regarding this information or about the Exchange Program, please contact Marlene Barclay, Human Resource Department, via e-mail at marlene.barclay@radisys.com or by calling 503-615-1351.

Regards,



Julia Harper
Chief Financial Officer, RadiSys Corporation